UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Publicly-Held Company

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Bradesco composes 2020 Dow Jones Sustainability Index

Banco Bradesco S.A. ("Bradesco" or "Bank") announces that, for the 15th time, it has been selected to compose the Dow Jones Sustainability Indices (DJSI), integrating the World and Emerging Markets portfolios of the 2020-2021 edition.

Bradesco has achieved the best performance among Brazilian banks and the fifth position among the more than 250 banks evaluated globally.

Customer Relationship Management, Climate Strategy, Anti-Crime Policy and Measures, Financial Inclusion, Risk & Crises Management, Corporate Citizenship & Philanthropy, and Environmental and Social Reporting are some of the topics in which the Bank has obtained its best scores.

Created in 1999, the DJSI assesses the best practices in corporate sustainability, assigning differentiated value to companies that stand out for the management of environmental, social and governance (ESG) factors of their businesses.

This result demonstrates the strategic vision and the continuous evolution of the management of ESG aspects, with a focus on generating long-term value for all stakeholders, reinforcing Bradesco's mission in contributing to sustainable development.

Cidade de Deus, Osasco, SP, November of 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.